Exhibit 6.4

SECOND AMENDED AND RESTATED

PARKING AGREEMENT

THIS SECOND AMENDED AND RESTATED PARKING AGREEMENT (this “Agreement”), made and entered into effective as of the 19th day of April, 2011 (the “Effective Date”), by and between the 181 High Street, LLC (“Garage Owner”), and RB Portland LLC (“Hotel Owner”).

RECITALS:

A.	Garage Owner is the owner of that certain tract or parcel of land located at 181 High Street, Portland, Maine, as more particularly described on Exhibit A attached hereto and by this reference made a part hereof (defined herein as the “Real Property”), together with all land, related easement rights, development rights, improvements, inventories, supplies, licenses and permits, furniture, fixtures and equipment, and other property used in connection with the operation of the parking garage known as Gateway Garage containing approximately 649 parking spaces (the “Parking Facility”).

B.	Hotel Owner is the owner of the Eastland Park Hotel located at 157 High Street in Portland, Maine adjacent to the Garage and more particularly described on Exhibit B attached hereto and by this reference incorporated herewith (“Hotel” or “Hotel Property”); and

C.	Predecessors-in-title to Garage Owner and Hotel Owner entered into that certain Parking Agreement, dated July 1, 2000, recorded in the Cumberland County Registry of Deeds in Book 15593, Page 154, as amended and restated by that certain Amended and Restated Parking Agreement, dated February 1, 2009 between Garage Owner and Hotel Owner’s predecessor in title, Portland Hotel Associates, LLC, a Maine limited liability company (collectively, the “Original Parking Agreement”). The Original Parking Agreement set forth the terms and conditions of the agreement of the parties thereto with respect to the use of the Parking Facility for vehicular parking for guests of the Hotel and employees of the Hotel; and

D.	The parties hereto wish to further amend and restate the Original Parking Agreement in its entirety, effective as of the Effective Date, to make available to Hotel Owner certain parking rights at the Parking Facility for the exclusive use of Hotel Owner and the guests, invitees and employees of Hotel Owner all as more particularly set forth herein.

NOW THEREFORE, for and in consideration of the foregoing premises, the sum of Ten and No/100 Dollars ($10.00), and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Garage Owner and Hotel Owner hereby agree as follows:

1.       DEFINITIONS.

1.1 Defined Terms. Certain terms in this Agreement have been given specially defined meanings. The defined terms may be used in the singular or plural or in varying tenses or forms, but such variations shall not affect their defined meaning so long as they are written with initial capital letters.

1.2 Definitions. As used herein, the following terms shall have the respective meanings indicated:

1.2.1       “Agreement” has the meaning set forth in the Preamble.

1.2.2       “Business Days” shall mean shall mean Monday through Friday excluding Saturday, Sunday or any other day on which national banks in Portland, Maine are not open for business.

1.2.3       “Capital Holdback” has the meaning set forth in Section 2.

1.2.4       “Claims” has the meaning set forth in Section 10.1.1.

1.2.5       “Condemnation” shall mean a Taking resulting from (i)the exercise of any governmental power, whether by legal proceedings or otherwise, by a Condemnor, or (ii) a voluntary sale or transfer by Garage Owner to any Condemnor, either under threat of condemnation or while legal proceedings for condemnation are pending.

1.2.6       “Condemnor” shall mean any public or quasi-public authority, or private corporation or individual, having the power of Condemnation.

1.2.7       “CPI” shall mean the Consumer Price Index - All Urban Consumers (CPI- U) - U.S. City Average - All Items, as published by the Bureau of Labor Statistics of the U.S. Department of Labor, or of any revised or successor index hereafter published by the Bureau of Labor Statistics or other agency of the United States Government succeeding to its functions.

1.2.8       “Effective Date” has the meaning set forth in the Preamble.

1.2.9       “Employee Fee” has the meaning set forth in Section 5.1.

1.2.10     “Entity” shall mean any person, corporation, limited liability company, partnership (general or limited), joint venture, association, joint stock company, trust or other business entity or organization.

1.2.11     “Exclusive Parking Spaces” has the meaning set forth in Section 3.1.

1.2.12     “Garage Owner” has the meaning set forth in the Preamble.

1.2.13     “Governmental Authority” shall mean the United States of America, the State of Maine, the County of Cumberland, the City of Portland and any political or other subdivision of any of the foregoing, and any agency, department, commission, board, bureau, court or instrumentality of any of them which now or hereafter has jurisdiction over Hotel Owner or Garage Owner or any part of the Hotel or the operation or management of the Hotel, or the Parking Facility or any part thereof or the operation or management of the Parking Facility.

1.2.14     “Guests” of the Hotel shall mean and include persons staying as overnight room guests in the Hotel or otherwise patronizing or visiting or attending functions at the Hotel or employees of the Hotel or its management company.

1.2.15     “Hotel” and “Hotel Property” has the meaning set forth in Recital B.

1.2.16     “Hotel Employees” means any employees working at the Hotel.

1.2.17     “Hotel Owner” has the meaning set forth in the Preamble.

1.2.18     “Hotel Owner Indemnified Parties” has the meaning set forth in Section 10.1.1.

1.2.19     “Hotel Users” has the meaning set forth in Section 3.1.

1.2.20     “Legal Requirements” shall mean any statute, law, ordinance, order, rule, regulation or judgment of any Governmental Authority and any requirement, term or condition contained in any restriction or restrictive covenant affecting Garage Owner or the Parking Facility, or the construction or operation of the Parking Facility.

1.2.21     “Monthly Guarantee” has the meaning set forth in Section 5.2.1.

1.2.22     “Monthly Guarantee Deficiency” has the meaning set forth in Section 5.2.1.

1.2.23     “Mortgage” shall mean any mortgage, deed of trust, deed to secure debt or other similar instrument encumbering all or any portion of the Parking Facility, or the Hotel, whether now in existence or hereafter created.

1.2.24     “Mortgagee” shall mean the mortgagee or beneficiary (whether one or more) under any Mortgage.

1.2.25     “Notice” means a written advice or notification required or permitted by this Agreement, as more particularly provided in Section 12.6.

1.2.26     “Operating Standards” shall mean the operation and maintenance of the Parking Facility in a manner necessary to ensure that the Parking Facility is and remains in compliance with all applicable Legal Requirements and consistent with its condition following the completion of the improvements to the Parking Facility contemplated in Section 2 and the completion of the improvements to the Parking Facility currently contemplated to address the concerns of the City of Portland and Maine Medical.

1.2.27     “Original Parking Agreement” has the meaning set forth in Recital C.

1.2.28     “Overnight Fee” has the meaning set forth in Section 5.1.

1.2.29     “Parking Facility” has the meaning set forth in Recital A.

1.2.30     “Public Charges” shall mean any taxes, assessments, fees, water and sewer rates, or other charges imposed by public authority which if not paid will be a charge, claim or lien upon or against the Parking Facility or any part thereof.

1.2.31     “Real Property” has the meaning set forth in Recital A.

1.2.32     “Restoration” shall mean the repairing, rebuilding and replacing of the Parking Facility upon the destruction or damage thereof or any part thereof or upon the. Taking of the Parking Facility or any part thereof by Condemnation to a value, condition and character substantially the same as (in the case of damage or destruction), or as near as possible to (in the event of Condemnation), the value, condition and character of the Parking Facility immediately prior to such damage, destruction or Condemnation.

1.2.33     “Special Event” has the meaning set forth in Section 3.1.

1.2.34     “Taking” shall mean a permanent or temporary taking or voluntary conveyance during the term hereof of all or part of a Parking Facility or any interest therein or right accruing thereto or use thereof, as the result of or in settlement of, any Condemnation or other eminent domain proceeding affecting the Parking Facility, whether or not the same shall have actually been commenced.

1.2.35     “Term” of this Agreement shall be for a period of fifty (50) years commencing on the Effective Date hereof.

1.2.36     “Transfer” has the meaning set forth in Section 12.17.

2.       RENEGOTIATION FEE. In consideration of the terms and conditions of this Agreement, on the Effective Date, Hotel Owner shall pay to Garage Owner the sum of Four Hundred Thousand and No/100 Dollars ($400,000.00) as a renegotiation fee (the “Renegotiation Fee”). In addition, Hotel Owner agrees to pay, on the terms and conditions set forth herein, up to One Hundred Fifty Thousand and No/100 Dollars ($150,000.00) (“Capital Holdback”), which amount shall be used and applied for the sole and exclusive purpose of improving the Parking Facility in accordance with the scope, timing and approximate cost of improvements set forth on Exhibit C attached hereto and incorporated herein by this reference (the “Improvements”). If the final cost to complete all of the Improvements is more than $150,000, then upon Hotel Owner’s request and at Hotel Owner’s expense, Garage Owner will, on the terms and conditions set forth in this Section 2, perform and complete all or any portion of the remaining Improvements (i.e. those that were not performed with the Capital Holdback) at the Parking Facility. If the final cost of all of the Improvements is less than $150,000, then the remaining Capital Holdback shall be paid to Garage Owner upon completion of such Improvements in a good and workmanlike manner. Garage Owner will consider the use of a general contractor recommended by Hotel Owner to perform the agreed upon Improvements and will reasonably entertain any bids provided by such general contractor recommended by Hotel Owner. Notwithstanding the foregoing, Garage Owner shall have the right in its sole and absolute discretion to determine the manner, methodology and performance of the Improvements, provided that the general contractor selected by Garage Owner and the contract entered into with such general contractor and any amendments thereto (the “GC Contract”) shall be subject to Hotel Owner’s .approval, which approval shall not be unreasonably withheld. The GC Contract shall require commencement of the Improvements within 45 days after the Effective Date and shall require substantial completion of the Improvements within 180 days after the date of the GC Contract, subject to any delays caused by force majeure.

Hotel Owner agrees to make disbursements of the Capital Holdback directly to the general contractor under the GC Contract (or other appropriate payee) within, ten (10) days after receipt of a request for payment from Garage Owner, which shall include (i) a certification from the general contractor certifying the total GC Contract amount, the amount paid to date, the amount remaining due, the percentage of the Improvements completed and that the Improvements for which Garage Owner is seeking payment have been completed and are in compliance with applicable laws and regulations and (ii) copies of related back up invoices or other evidence of the costs incurred. Hotel Owner shall not be required to make disbursements of the Capital Holdback more than once per month. If Hotel Owner reasonably objects to a draw request, then it must specify in writing and in detail to Garage Owner the basis for withholding any payment from the Capital Holdback with specificity of the item(s) as well as to the reasonable value associated therewith. In the event that Hotel Owner objects to any disbursement of the Capital Holdback, then Garage Owner shall be entitled to immediately cease further work with respect to the Improvements pending a resolution of such dispute. Moreover, Hotel Owner shall be liable to Garage Owner for any breach of the GC Contract or any lien placed on the Parking Facility as a result thereof in the event that it is determined by a court of competent jurisdiction that Hotel Owner’s failure to timely make a payment from the Capital Holdback was not proper and was the cause of such breach. Garage Owner shall not be entitled to any markup with respect to the work performed in connection with the Improvements.

3.       HOTEL PARKING.

3.1 Hotel Parking. Garage Owner hereby grants to Hotel Owner, for use in connection with its Guests, Hotel Employees, invitees and licensees (collectively, the “Hotel Users”), rights pertaining to the Real Property to use the Parking Facility for access to and use of the Parking Facility for overnight, daily, hourly, and monthly parking by Hotel Users upon the terms and conditions set forth herein. Garage Owner shall maintain and provide to, and hereby grants to, Hotel Owner and its Hotel Users the right to use a sufficient number of parking spaces in the Parking Facility to reasonably accommodate the Hotel Owner’s parking needs for all Hotel Users and to comply with all applicable parking requirements of any Governmental Authority related to the Hotel, but in no event shall the number of spaces available to Hotel Owner be less than One Hundred (100) striped parking spaces for the exclusive use of Guests (the “Exclusive Parking Spaces”). The One Hundred (100) Exclusive Parking Spaces shall be located in the Parking Facility as follows: twenty (20) shall be located on the third floor closest to the elevators, forty (40) shall be located on the fourth closest to the elevators and forty (40) shall be located on the fifth floor closest to the elevators. The twenty (20) Exclusive Parking Spaces located on the third floor shall be marked with signage indicating the exclusive nature thereof for the benefit of Hotel Owner (for example, “For Hotel Guests Only”) (the “Exclusive Signage”) as of the Effective Date and the remaining eighty (80) Exclusive Parking Spaces shall be marked with the Exclusive Signage on or before the earlier of (i) two (2) days after the extension, termination or restatement of the parking agreement with Maine Medical or (b) six (6) months after the Effective Date. In the case of a “Special Event” (as defined below) for which Hotel Owner provides Garage Owner with at least fourteen (14) days prior notice thereof (including the name of the event, the time of the event, and the estimated number of attendees), Garage Owner shall make reasonable efforts to provide adequate parking for attendees thereto, as identified in such notice. A “Special Event” shall be defined as an event being held at the Hotel, wholly or partially between the hours of 8:00 a.m. and 11:00 p.m., at which the attendance is in excess of one hundred (100) people.

3.2 Garage Hours. The Parking Facility shall be open twenty-four (24) hours per day, seven (7) days per week, fifty-two (52) weeks per year, for the Term of the Agreement; provided, however, that upon giving Hotel Owner fourteen (14) days written notice, Garage Owner may temporarily close portions of the Garage for required maintenance and repairs, excepting in the case of emergency, for which notice shall be as reasonable as practicable under the circumstances. Subject to the provisions of Sections 10.7 and 10.8 below, if the Parking Facility is closed or access to parking spaces in the Parking Facility is reduced below the amount required hereby as a result of maintenance or repair, then Garage Owner shall provide replacement parking, at no greater parking rates, until such time as full access to the Exclusive Parking Spaces and other sufficient parking in the Parking Facility has been restored. Such replacement parking shall be reasonably convenient for the Hotel Users and located as near to the Hotel as is practicable.

3.3 Use of Exclusive Parking. Use of the Exclusive Parking Spaces by Hotel Owner and Guests of the Hotel may be by the Guests themselves or by valet parking.

3.4 Parking Systems. Garage Owner and Hotel Owner (in conjunction with any operator of the Parking Facility) shall use good faith commercially reasonable efforts to adapt the existing control systems used at the Parking Facility to accommodate the in and out privileges described in Section 5.1.3 for Guests by use of hotel guest key cards. Garage Owner has advised Hotel Owner that the cost to adapt existing control systems is approximately $41,000.00 pursuant to the proposal submitted by Cincinnati Time of Maine dated January 3, 2011, a copy of which has been provided to Hotel Owner (the “Parking System Proposal”), which shall be paid by Hotel Owner. Garage Owner shall promptly commence adapting the existing control systems to accommodate the in and out privileges described in Section 5.1.3 consistent with the Parking System Proposal and Hotel Owner shall cooperate in connection therewith. In addition, upon request, Garage Owner agrees to install (at Hotel Owner’s expense), or permit Hotel Owner to install, a drop box at the Parking Facility to permit the return of key cards by Guests as they exit the Parking Facility.

4.       TERM.

4.1 Commencement Term. This term of this Agreement shall commence on the Effective Date, and shall terminate on March 31, 2061.

4.2 Memorandum of Parking Agreement. The parties will, simultaneously herewith, execute a Memorandum Of Parking Agreement and record same at Hotel Owner’s expense with the Register of Deeds of Cumberland County, Maine, the form of which Memorandum is attached hereto as Exhibit D.

5.       PARKING RATES.

5.1 Overnight Fee; Employee Fee; Other Fees. During the Term of this Agreement, Garage Owner shall charge Guests a preferential overnight parking fee (“Overnight Fee”) and Hotel Employees a preferential monthly parking fee (“Employee Fee”) as follows:

5.1.1       Commencing on the date hereof, Guests parking overnight shall pay an Overnight Fee equal to $17.10 per 24-hour period, with each hour in excess of 24 hours to be billed at the regular hourly rate; provided, however, that no amount payable for a portion of the 24-hour period shall exceed the then current 24-hour Overnight Fee. The Overnight Fee may be increased one time per year from the Effective Date through January 31, 2019, but not by more than three percent (3%) in any year. After January 31, 2019 through the remainder of the Term, the Overnight Fee may be increased one time per year in accordance with the following terms and conditions: the Overnight Fee may be increased by no more than three percent (3%) in any year; provided, however, if as of the month of the proposed increase the CPI for the then most recent published month has increased by five percent (5%) or more from the CPI for the twelve months prior thereto, then the Overnight Fee may be increased by the percentage increase in the CPI. The right to increase may accrue if it is not implemented in any given year. Notwithstanding the foregoing, if at any time, Garage Owner offers a maximum daily fee or overnight fee, either through a published rate or a contract rate, to another Entity for twenty (20) or more parking spaces (other than Maine Medical) which maximum daily fee or overnight fee is more favorable to such Entity than the then applicable Overnight Fee, then the Overnight Fee shall be reduced to equal the lowest maximum daily rate or overnight fee offered to such Entity and further, in the event the Overnight Fee exceeds seventy percent (70%) of any overnight rate charged to the general public, then the Overnight Fee shall be reduced to seventy percent (70%) of such overnight rate.

5.1.2       Commencing on the date hereof, Hotel Employees shall have the right to rent a monthly parking space for a preferred rate equal to $94.02 per month. The Employee Fee may be increased one time per year during the Term, but not by more than three percent (3%) in any year. The right to increase may accrue if it is not implemented in any given year. Notwithstanding the foregoing, if at any time, the Garage Owner offers a monthly fee either through a published rate or a contract rate to employees , of another Entity (other than Maine Medical) which monthly rate is more favorable to such employees than the then applicable Employee Fee, then the Employee. Fee shall be reduced to equal the lowest monthly rate offered to employees of such Entity. Upon written request, from time to time in connection with providing parking to additional Hotel Employees, Hotel Owner shall provide Garage Owner with a current list of Hotel Employees.

5.1.3       Those Guests and Hotel Employees paying the Overnight Fee or the Employee Fee, respectively, shall have unlimited access to the Parking Facility, including, without limitation, unrestricted in and out privileges during each paid 24 hour period (without any additional cost or expense).

5.1.4       Hotel Users, to the extent not Guests and Hotel Employees paying the rates set forth in Section 5.1.1 or 5.1.2, shall pay the standard rates of the Parking Facility that are charged to transient parkers.

5.1.5       The Overnight Fee and Employee Fee shall be available to Hotel Users upon presentation at the Parking. Facility exit booths of a properly validated parking ticket from the Hotel, or a monthly pass in the case of Hotel Employees, the form of which shall be provided by the Garage Owner at the commencement of this Agreement.

5.2 Monthly Guarantee.

5.2.1       Monthly Guarantee Deficiency. If Garage Owner does not receive receipts for Overnight Fees from Guests in an amount equal to or greater than $10,000 in any given month (“Monthly Guarantee”), then the Hotel Owner shall be required to pay to the Garage Owner the difference between $10,000 and the actual receipts from Guests for such month (“Monthly Guarantee Deficiency”). Garage Owner shall submit a report (the “Deficiency Report”) by the 15th of the month following the month in question setting forth the Monthly Guarantee Deficiency, which Deficiency Report shall include all receipts from Guests, Failure to timely submit a Deficiency Report shall be deemed a waiver by Garage Owner to entitlement of the Monthly Guarantee for the month in question. Upon timely receipt of the Deficiency Report, if the Hotel Owner has a reasonable basis to dispute the Deficiency Report, the Hotel Owner shall have until the last day of the month following the month in question to produce contrary evidence of the receipts and to audit the Deficiency Report, and Garage Owner shall cooperate in Hotel Owner’s audit. If Hotel Owner fails to timely submit an objection to the Deficiency Report, together with such contrary evidence, by the last day of the month following the month in question, Hotel Owner shall be deemed to waive its right to challenge the Monthly Guarantee Deficiency for such month, and shall be required to pay the Monthly Guarantee Deficiency as submitted by Garage Owner. If the parties are unable to agree for any given month on the Monthly Guarantee Deficiency, such dispute shall be resolved pursuant to arbitration. Where no such dispute exists, the Monthly Guarantee Deficiency, if any, shall be paid on or before the last day of the succeeding month. Where a dispute exists, the Monthly Guarantee Deficiency, if any, shall be paid within fifteen (15) days following the date on which such dispute is resolved. Notwithstanding anything to the contrary contained herein, in the event Hotel Owner or its Guests are unable or prohibited from using any of the Exclusive Parking Spaces for more than forty-eight (48) hours during any given month, the Monthly Guarantee Deficiency shall be proportionately reduced based upon the number of Exclusive Parking Spaces provided during any such month compared to the number of Exclusive Parking Spaces required unless the Garage Owner provides alternate exclusive parking spaces reasonably similar in location and size to the Exclusive Parking Spaces. Nothing in the foregoing sentence shall affect Garage Owner’s covenant to provide the Exclusive Parking Spaces pursuant to the terms of this Agreement.

6.       MAINTENANCE OF PARKING FACILITY. Garage Owner, at its expense, shall continuously operate and maintain, or cause to be operated and maintained, the Parking Facility, in accordance with the Operating Standards. In connection therewith, Garage Owner, at its sole cost and expense, will promptly make all necessary or appropriate repairs and replacements of the Parking Facility whether interior or exterior, structural or non-structural, or ordinary or extraordinary. Garage Owner’s obligations hereunder shall include, but not be limited to, bearing the cost of an adequate, uniformed staff to service the Parking Facility and providing security for the Parking Facility and its patrons. If Garage Owner fails to operate or maintain the Parking Facility in accordance with the Operating Standards and (i) such failure continues for more than thirty (30) days after written notice thereof from Hotel Owner to Garage Owner or (ii) if such failure is of such a nature that it cannot be completely cured within such thirty (30) day period and Garage Owner commences to cure the failure within such thirty (30) day period but does not thereafter diligently pursue the same to completion, then Hotel Owner shall have the right, but not the obligation, either to perform or cause to be performed such operation, maintenance, repair and/or replacement, and to the extent that Hotel Owner shall perform or pay for the same, Hotel Owner shall be entitled to reimbursement, within ten (10) Business Days of written demand, for all costs and expenses incurred in connection therewith, together with interest on such amounts at the lesser of (a) the highest rate permitted by applicable law or (b) fifteen percent (15%) per annum from the date incurred by Hotel Owner until reimbursed by Garage Owner. Notwithstanding the foregoing, Hotel Owner may immediately, upon written notice to Garage Owner, perform or cause to be performed such operation, maintenance, repair or replacement, if Garage Owner’s failure to do so is reasonably likely to give rise to an emergency situation preventing the Parking Facility from being used by Hotel Users as contemplated under this Agreement or posing an imminent danger to safety or property.

7.       PARKING GARAGE FINANCING.

7.1 Garage Owner to Furnish Name and Address of Mortgagee. Garage Owner shall promptly furnish Hotel Owner with the name and address of the holder of any Mortgages on the Real Property or any portion thereof. Garage Owner shall also notify Hotel Owner promptly of any other Mortgage, lien or other encumbrance which is subsequently created on or which subsequently attaches to the Real Property or any portion thereof, whether by act of Garage Owner or otherwise, each of which shall be subject and subordinate to this Agreement as a covenant running with the land unless the parties have entered into a subordination and non-disturbance agreement. Garage Owner will timely pay, discharge and perform all of its duties and obligations under, and comply with all terms and conditions of, any financing arrangements relating to the Real Property and any Mortgage and other documents and instruments securing or evidencing the same. Notwithstanding anything to the contrary contained herein, Garage Owner may enter into easements, licenses, and other encumbrances (other than those which constitute monetary liens against the Parking Facility) without the necessity of providing notice to Hotel Owner; provided, however, that such easements, licenses and other encumbrances shall not restrict the use of the Exclusive Parking Spaces by Hotel Users or otherwise materially impair the rights of Hotel Owner under this Agreement. Notwithstanding anything contained in this Agreement to the contrary, Hotel Owner agrees to promptly subordinate its rights under this Agreement to those of any subsequent mortgagee provided that such subsequent mortgagee executes and delivers to Hotel Owner a non-disturbance agreement, substantially on the terms and conditions set forth on Exhibit E or on such other terms reasonably acceptable to Hotel Owner.

7.2 Non-Disturbance Agreement. On or before the Effective Date, Garage Owner shall cause any Mortgagee to deliver a non-disturbance agreement to Hotel Owner and Hotel Owner’s Mortgagee pursuant to which the Mortgagee agrees that it shall not terminate this Agreement upon any foreclosure of its interest in the Real Property or any acceptance of title in lieu thereof so long as Hotel Owner (or its successors or assigns) is not in default of this Agreement.

8.       HOTEL FINANCING.

8.1 Mortgagee of Hotel Owner. Garage Owner acknowledges that the rights of Hotel Owner may be collaterally assigned or otherwise pledged as collateral for a loan or loans secured by the Hotel. Hotel Owner agrees to promptly furnish Garage Owner with the name and address of any holder of any mortgages on the Hotel.

8.2 Cure by Mortgagee. After the occurrence of an event of default, Garage Owner shall deliver notice of such default to any Mortgagee designated under Section 8.1 (“Hotel Mortgagee”) contemporaneously with the delivery of such default notice to Hotel Owner. Hotel Mortgagee shall have ten (10) Business Days after the expiration of Hotel Owner’s applicable cure period, if any, to cure the applicable default.

9.       PUBLIC CHARGES; COMPLIANCE WITH AGREEMENTS.

9.1 Public Charges. Garage Owner covenants and agrees to pay and discharge, before any lien is filed against the Parking Facility (other than liens for non-delinquent general real estate taxes or assessments), all Public Charges applicable to the Parking Facility, The parties hereto acknowledge that all parking taxes shall be included in the parking rates charged to Hotel Users hereunder and remitted to the appropriate taxing authorities as and when due by or on behalf of Garage Owner.

9.2 Compliance with Agreements. Garage Owner covenants and agrees to comply with all covenants, restrictions, easements, or other encumbrances benefiting, burdening, or otherwise affecting the Parking Facility, including, but not limited to the Declaration of Condominium dated December 1, 1986, as amended, relating to the Parking Facility and to pay and discharge any assessments or other payments due under any such Declaration before any fine, penalty, interest or cost may be added or lien filed against the Parking Facility.

10.     INDEMNIFICATION AND INSURANCE; CASUALTY AND CONDEMNATION.

10.1         Indemnification.

10.1.1 Indemnification by Garage Owner. Garage Owner shall, to the maximum extent permitted by applicable law, pay, indemnify, defend and save harmless Hotel Owner and any successor owner of the Hotel Property and their respective partners, members, stockholders, directors, officers, agents and employees (collectively, the “Hotel Owner Indemnified Parties”), from and against all suits, actions, claims, demands, damages (excluding consequential damages), losses and other reasonable expenses and costs of every kind and description to which the Hotel Owner Indemnified Parties may be subjected as a result of or arising out of Garage Owner’s breach of this Agreement, gross negligence or willful misconduct.

10.1.2 Indemnification by Hotel Owner. Hotel Owner shall, to the maximum extent permitted by applicable law, pay, indemnify, defend and save harmless Garage Owner and any successor owner of the Parking Facility and their respective partners, members, stockholders, directors, officers, agents and employees (collectively, the “Garage Owner Indemnified Parties”), from and against all suits, actions, claims, demands, damages (excluding consequential damages), losses and other reasonable expenses and costs of every kind and description to which the Garage Owner Indemnified Parties may be subjected as a result of or arising out of Hotel Owner’s breach of this Agreement, gross negligence or willful misconduct.

10.2         Insurance Coverage of Garage Owner. Garage Owner shall secure and maintain or cause to be secured and maintained in full force and effect during the term of this Agreement, insurance covering the Parking Facility in the types and in amounts no less than the insurance covering the Parking Facility on the date of this Agreement (and in all events in an amount not less than full replacement value), such coverages being set forth in the certificates of insurance attached hereto as Exhibit F. Such required insurance shall have Hotel Owner as an additional named insured.

10.3         Limited Release of Liability and Waiver of Subrogation. Hotel Owner and Garage Owner hereby release each other, and their respective authorized representatives, from any claims for damage to any person that are caused by or result from risks insured against under the terms of any property, general liability, or other policy of insurance. Hotel Owner and Garage Owner shall cause each insurance policy obtained by either to provide that the insurance company waives all right of recovery by way of subrogation against any insured party in connection with any damage covered by any policy. If the release of Hotel Owner or Garage Owner as set forth in the first sentence of this subsection shall contravene any law with respect to exculpatory agreements, the liability of the party in question shall be deemed not released but shall be secondary to the other’s insurers. This section shall not apply to claims for damages of less than $1,000.

10.4         Non-Cancellation Clause. All insurance policies or agreements required by this Article 10 shall provide (to the extent such provision is obtainable) that they cannot be cancelled or terminated until after at least thirty (30) days’ prior written notice has been given to Hotel Owner and Garage Owner to the effect that such insurance policies or agreements are to be cancelled or terminated at a particular time.

10.5       Certificates of Insurance. Garage Owner shall provide to Hotel Owner certificates of insurance or other acceptable proof of compliance with the insurance provisions of this Agreement including but not limited to the provision of a certificate showing the Hotel Owner as an additional named insured.

10.6       Valet Parking Insurance. In the event Hotel Owner implements a valet parking program for parking vehicles at the Parking Facility, Hotel Owner shall maintain (or cause to be maintained) insurance in form and amount reasonably acceptable to the Garage Owner in connection with the operation of such valet parking program by Hotel Owner (or by any operator of such valet parking program) and such insurance shall include Garage Owner as an additional insured (and, upon request of any Mortgagee of Garage Owner, shall include such Mortgagee as an additional insured).

10.7       Restoration Upon Casualty. If all or any part of the Parking Facility shall be damaged or destroyed by fire or other casualty, then Garage Owner, at its own expense, shall promptly commence and thereafter proceed with reasonable diligence (subject to a reasonable time allowance for the purpose of adjusting the insurance loss) to undertake and complete the ..Restoration of the Parking Facility to a good, safe and sightly condition, but at a minimum to a condition substantially the same as it existed prior to the date of such casualty so that the Parking Facility may be operated in accordance with the Operating Standards.

10.8       Termination or Restoration Upon Condemnation. If all or a substantial part of the Parking Facility shall be taken by Condemnation, then either party may terminate this Agreement. If less than all or a substantial part of the Parking Facility shall be taken by Condemnation then Garage Owner, at its own expense, shall promptly commence and thereafter proceed with reasonable diligence (subject to a reasonable time allowance for the purpose of receiving the Condemnation proceeds) to undertake and complete the Restoration of the Parking Facility to a good, safe and sightly condition as near as practicable to its condition as it existed prior to the date of such Condemnation so that the Parking Facility may be operated in accordance with the Operating Standards. In connection with any Condemnation of the Parking Facility, Hotel Owner shall have the right to seek a separate award from the Condemnor of the value of its interest in this Agreement; provided, however, that such award to Hotel Owner, if any, shall not reduce the amount of the award or other Condemnation proceeds otherwise payable to Garage Owner.

11.       DEFAULT AND REMEDIES.

11.1       Default by Garage Owner. The occurrence of any of the following shall be an event of default by Garage Owner under this Agreement:

11.1.1       Garage Owner’s failure to pay when due any liquidated sum of money owed by Garage Owner to Hotel Owner pursuant to this Agreement within five (5) Business Days after receipt of written notice from Hotel Owner for payment of the same, or any part of same, or the failure of Garage Owner to perform or to observe any covenant, obligation, or requirement of this Agreement and the continuation of any such failure for thirty (30) days after written notice from Hotel Owner to Garage Owner specifying the nature and extent of any such default; provided, however, if such failure is of such a nature that it cannot be completely cured within such thirty (30) day period, but Garage Owner commences to cure the default within such thirty (30) day period and thereafter diligently pursues the same, then Garage Owner shall have a reasonable period of time in which to cure such default (but in no event longer than ninety (90) days after the date of notice thereof).

11.2       Default by Hotel Owner. The occurrence of any of the following shall be an event of default by Hotel Owner under this Agreement:

11.2.1 Hotel Owner’s failure to pay when due any liquidated sum of money owed by Hotel Owner to Garage Owner pursuant to this Agreement within five (5) Business Days after receipt of written notice from Garage Owner for payment of the same, or any part of same, or the failure of Hotel Owner to perform or to observe any covenant, obligation, or requirement of this Agreement and the continuation of any such failure for thirty (30) days after receipt of written notice from Garage Owner to Hotel Owner specifying the nature and extent of any such default; provided, however, if such failure is of such a nature that it cannot be completely cured within such thirty (30) day period, but Hotel Owner commences to cure the default within such thirty (30) day period and thereafter diligently pursues the same, then Hotel Owner shall have a reasonable period of time in which to cure such default (but in no event longer than ninety (90) days after the date of notice thereof).

11.2.2 Notwithstanding paragraph 11.2.1 hereinabove, if Hotel Owner fails to timely pay the Monthly Guarantee Deficiency within five (5) Business Days after the payment due date, then Garage Owner shall have the right to charge a late fee on any overdue Monthly Guarantee Deficiency in the amount of ten percent (10%) thereof and, in addition to any other remedies afforded Garage Owner under this Agreement, Hotel Owner shall be liable for all costs incurred by Garage Owner in collecting such amounts including reasonable attorney’s fees.  Where a dispute exists, the Monthly Guarantee Deficiency shall be paid within fifteen (15) days following the date on which such dispute is resolved. In the event of any such dispute the prevailing party shall be entitled to recover reasonable attorney’s fees.

11.3       Remedies. Upon the occurrence and continuation of any event of default described in Sections 11.1 or 11.2, the non-defaulting party may elect one or more of the following remedies:

11.3.1 To pay whatever amount or perform whatever act the defaulting party failed to pay or to perform for and on behalf of the defaulting party, and the defaulting party shall reimburse the non-defaulting party immediately upon demand for any sums thus paid and all costs and expenses incurred in connection with the making of such payment or the proper performance of any such act (including, without limitation, reasonable attorneys’ fees and costs incurred in connection therewith and in enforcing the non-defaulting party’s rights hereunder), together with interest on such sum, costs, and expenses at the lesser of (i) the highest rate permitted by applicable law or (ii) fifteen percent (15%) per annum, from the date incurred by the non-defaulting party until the date reimbursed by the defaulting party. In addition, notwithstanding anything contained herein to the contrary, no default by either party shall relieve the non-defaulting party from the full and complete performance of its obligations hereunder, including, without limitation, in the case of Garage Owner, making the Exclusive Parking Spaces and the Parking Facility available to the Hotel Users as set forth in this Agreement and maintaining the Parking Facility in accordance with the requirements of this Agreement unless and until a court of competent jurisdiction shall have issued a final, non-appealable ruling determining a party to be in default hereunder and fixing the amount in default or the amount of damages arising from the default, if any (including, without limitation, interest on such amounts at the lesser of (i) the highest rate permitted by applicable law or (ii) fifteen percent (15%) per annum, from the date of default and which shall accrue until such amount is satisfied hereunder, and reasonable attorneys’ fees and costs and costs of collection incurred in connection therewith and in enforcing the non-defaulting party’s rights). Hotel Owner, if it is the non-defaulting party, shall have the right of offset and is hereby authorized to offset and credit the amount due to Hotel Owner against the sums otherwise payable hereunder to Garage Owner by Hotel Owner.

11.3.2 To seek a decree of specific performance against the defaulting party of the obligations in default or an injunction against the defaulting party restraining the breach by the defaulting party; and

11.3.3 In addition to the remedies described above, the non-defaulting party shall have available to it all other rights and remedies provided at law or in equity. All remedies under this Agreement shall be cumulative and not restrictive of other remedies.

12.       MISCELLANEOUS.

12.1       Negation of Partnership or Joint Venture. Nothing in this Agreement shall constitute or be construed to constitute or create a partnership or joint venture between Garage Owner or Hotel Owner.

12.2       Right to Make Agreement. Each party warrants and represents, with respect to itself, that the execution, delivery and performance of this Agreement have been duly authorized by all necessary corporate, partnership, or limited liability company action (as the case may be) and are legal, valid and binding obligations of such party, enforceable in accordance with the terms hereof, and that neither the execution of this Agreement nor performance of the obligations contemplated hereby shall violate any Legal Requirement, result in or constitute a breach or default under any indenture, contract or other commitment or restriction to which it is a party or by which it is bound, or require any consent, vote or approval which has not been obtained, or at the appropriate time shall not have been given or obtained. Each party covenants that it has and will continue to have the full right and authority to enter into this Agreement and to perform its obligations hereunder and each party agrees to supply to the other party upon request evidence of such right and authority.

12.3       Further Assurances. Each party hereto will execute and acknowledge any and all agreements, contracts, leases, licenses, applications, verifications and such other additional instruments and documents in recordable form as may be requested by the other party hereto in order to carry out the intent of this Agreement and to perfect or give further assurances of any of the rights granted or provided for herein.

12.4       Estoppel Certificate. Whenever reasonably requested by the other party, each party from time to time will execute and deliver, within fifteen (15) days of the request, to or at the direction of the other, and without charge, a written certificate for the benefit of such party and its lender as follows: (i) stating that this Agreement is unmodified and in full force and effect according to its original terms, or if there have been modifications, identifying them and stating that this Agreement is in full force and effect as so modified; (ii) stating the dates to which all sums of money payable under this Agreement have been paid; (iii) stating that either the certifying party has no knowledge of any default under this Agreement or identifying all such defaults, as the case may be; (iv) stating that there are no known then current offsets or defenses to the enforcement of this Agreement in accordance with its terms or, if there are any, identifying them; and (v) stating any other information that may reasonably be required to confirm the current status of this Agreement.

12.5       Agreement to Run with Land; Third Party Beneficiaries. This Agreement has been made and entered into for the sole protection and benefit of Garage Owner and Hotel Owner and their respective successors and assigns in title to all or any portion of the Real Property or the Hotel Property, as applicable, as a covenant running with the land described on Exhibit A and Exhibit B, respectively, and no other person or entity shall have any right or action under this Agreement, except as otherwise expressly provided herein.

12.6       Notices. All Notices or other communications required or desired to be given with respect to this Agreement shall be in writing and shall be delivered by hand or by courier service, overnight courier service, or sent by registered or certified mail, return receipt requested, bearing adequate postage and properly addressed as provided below. Each Notice given by mail shall be deemed to be given by the sender when received or refused by the party intended to receive such Notice; each Notice delivered by hand or by courier service shall be deemed to have been given and received when actually received by the party intended to receive such Notice or when such party refuses to accept delivery of such Notice. Upon a change of address by either party, such party shall give written Notice of such change to the other party in accordance with the foregoing. Inability to deliver because of changed address or status of which no Notice was given shall be deemed to be receipt of the Notice sent, effective as of the date such Notice would otherwise have been received.

12.6.1 Notice to Garage Owner. Each Notice to Garage Owner shall be addressed as follows:

181 High Street, LLC

c/o Noyack Medical Partners

6 West 20th Street

5th Floor

New York, New York 10011

With a Copy to:

Andrew Greene & Associates, P.C.

202 Mamaroneck Avenue

White Plains, New York 10601

Attention: Andrew Greene, Esq.

12.6.2 Notice to Hotel Owner. Each Notice to Hotel Owner shall be addressed as follows:

RB Portland LLC

c/o RockBridge Capital, LLC

4100 Regent Street

Suite G

Columbus, Ohio 43219

Attention: Asset Management

and

RB Portland LLC

c/o RockBridge Capital, LLC

4100 Regent Street

Suite G

Columbus, Ohio 43219

Attention: Legal Department

With a copy to:

Morris, Manning & Martin, LLP

1600 Atlanta Financial Center

3343 Peachtree Road, N.E.

Atlanta, Georgia 30326

Attention: Thomas S. Gryboski, Esq.

12.7       Waiver. No consent or waiver, express or implied, by either party to this Agreement to or of any breach or default by the other in the performance of any obligations hereunder shall be deemed or construed to be a consent or waiver to or of any other breach or default by such party hereunder. Except as otherwise provided herein, failure on the part of any party hereto to complain of any act or failure to act by the other party or to declare the other party in default hereunder, irrespective of how long such failure continues, shall not constitute a waiver of the rights of such party hereunder.

12.8       Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original and all of which, taken together, shall be construed as a single instrument.

12.9       Captions. The captions used for the Articles and Sections in this Agreement are inserted only as a matter of convenience and for reference and in no way define, limit or describe the scope or the intent of this Agreement or any Article or Section hereof.

12.10       Gender. Unless the context clearly indicates to the contrary, words singular or plural in number shall be deemed to include the other and pronouns having a neuter, masculine or feminine gender shall be deemed to include the others. The term “person” shall be deemed to include an individual, corporation, partnership, trust, unincorporated organization, government and governmental agency or subdivision, as the context shall require.

12.11       Unenforceable Provisions. In the event any provision of this Agreement is declared or adjudged to be unenforceable or unlawful by any Governmental Authority, then such unenforceable or unlawful provision shall be excised herefrom, and the remainder of this Agreement, together with all rights and remedies granted thereby, shall continue and remain in full force and effect.

12.12       Cumulative Remedies. All rights, powers, remedies, benefits and privileges available under any provision of this Agreement to any party hereunder are in addition to and cumulative of any and all rights, powers, remedies, benefits and privileges available to such party under all other provisions of this Agreement, at law or in equity.

12.13       Entire Agreement. This Agreement amends and restates the Original Parking Agreement in its entirety and constitutes the entire agreement between the parties hereto with respect to the matters covered hereby. All prior negotiations, representations and agreements with respect thereto and not incorporated in this Agreement are hereby canceled. This Agreement can be modified or amended only by a written document duly executed by the parties hereto or their duly appointed representatives.

12.14       Governing Law. This Agreement shall be governed by and construed under the laws of the State of Maine.

12.15       Exhibits. Exhibits referred to in this Agreement and attached hereto are incorporated herein in full by this reference as if each of such exhibits were set forth in the body of this Agreement and duly executed by the parties hereto.

12.16       Performance by Manager. Hotel Owner may designate that any and all of its rights, remedies, powers and privileges hereunder may be exercised by a management organization for the Hotel. To the extent that Hotel Owner delegates any of its duties, responsibilities or obligations to such manager, Garage Owner will accept performance by manager on behalf of Hotel Owner.

12.17       Assignments. Hotel Owner shall not assign, sell, convey, grant, encumber, pledge, hypothecate or otherwise dispose of (any such action a “Transfer”) all or any portion of its interest in this Agreement Without the prior approval of Garage Owner which approval shall not be unreasonably withheld, conditioned or delayed. Notwithstanding the foregoing, for purposes of this Section 12.17, provided that Hotel Owner is not then in default under the terms of this Agreement, Garage Owner’s approval shall be deemed given if (a) any proposed Transfer is in connection with the sale of the Hotel to a bona fide third party purchaser for value or (b) any proposed Transfer (either through foreclosure or a Transfer in lieu of foreclosure.) is to a financial institution licensed or otherwise permitted to make commercial loans in the State of Maine and such financial institution assumes and acknowledges Hotel Owner’s obligations under this Agreement.

12.18       Legal Fees. In the event of any litigation arising out of or in connection with this Agreement, the prevailing party shall be entitled to recover its reasonable attorney’s fees and costs from the non-prevailing party.

Remainder of Page Intentionally left blank

Signature Page follows

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

GARAGE OWNER:

181 HIGH STREET, LLC, a Maine limited
liability company

By:	/s/ Charles Follini
Name:
Its:	Member

STATE OF New York

County of BRONX, SS.	March 10, 2011

Then personally appeared the above-named Charles Follini,   of 181 High Street, LLC and acknowledged the foregoing instrument to be his/her free act and deed in his/her said capacity, and the free act and deed of said limited liability company.

Before me,
WINSOME SAMUELS
Notary Public - State of New York	/s/ Winsome Samuels
NO. 015A6182976	Notary Public/Maine Attorney-at-Law
Qualified In Bronx County
My Commission Expires 3/10/12

[SIGNATURES CONTINUED ON NEXT PAGE]

HOTEL OWNER:

RB PORTLAND LLC, a Delaware limited liability
company

By: RB Portland Holdings LLC, a Delaware limited
liability company, its Sole Member

By: RB Portland Investment Holdings LLC, a Delaware
limited liability company, its Manager

By: RockBridge Hospitality Fund IV L.P., a Delaware
limited partnership, its Sole Member

By: RBC Partners IV LLC, a Delaware limited
liability company, its General Partner

By: RockBridge GP Holdings, LLC, an Ohio
limited liability company, its Managing
Member

By: RockBridge Holdings, LLC, an Ohio
limited liability company, its
Managing Member

By:	/s/ Kenneth J. Krebs
Name:	KENNETH J. KREBS, ESQ
Title:	EXECUTIVE VP/GENERAL COUNSEL

STATE OF OHIO

County of FRANKLIN, SS.	March 28, 2011

Then personally appeared the above-named EVP/GENERAL COUNSEL of RockBridge Holdings, LLC, an Ohio limited liability company, the Managing Member of RockBridge GP Holdings, LLC, an Ohio limited liability company, the Managing Member of RBC Partners IV LLC, a Delaware limited liability company, the General Partner of RockBridge Hospitality Fund IV L.P., a Delaware limited partnership, the Sole Member of RB Portland Investment Holdings LLC, a Delaware limited liability company, the Manager of RB Portland Holdings LLC, a Delaware limited liability company, the Sole Member of RB Portland LLC, a Delaware limited liability company and acknowledged the foregoing instrument to be his/her free act and deed in his/her said capacity, and the free act and deed of said limited liability company.

Before me,

Tamara Schoedel	/s/ Tamara Schoedel
Notary Public, State of Ohio	Notary Public
My Commission Expires 09-29-2014

EXHIBIT A

Legal Description of Real Property

Certain real estate together with any buildings and improvements thereon situated on High Street in the City of Portland, Cumberland County, Maine and more particularly described as Unit 9 (the “Unit”) of The Gateway, a Condominium located in the City of Portland, County of Cumberland and State of Maine (the ‘‘Condominium’’) created pursuant to the provisions of the Maine Condominium Act, (the “Act”) by Declaration of Condominium, The Gateway, a Condominium, dated December 1, 1986 and recorded in the Cumberland County Registry of Deeds in Book 7621, Page 103, as amended by First Amendment to Declaration of Condominium dated March 9, 1987, and recorded in said registry of deeds in Book 7669, Page 212 (collectively hereinafter called the “Declaration”) ; and by Plats and Plans incorporated into the “Declaration” and recorded in said registry of deeds in Plan Book 160, Page 50.

The Unit is subject to and has the benefit of the Declaration, the Plats, Plans and the Act which are incorporated herein by reference, to which reference is hereby made for a more particular specification of the definition, location and description of the real property insured herein and of the rights, obligations, easements, developments rights. Special Declarant Rights, air rights, restrictions, liens for assessments, covenants and conditions pertaining thereto.

The Unit is also conveyed together with air rights and the fee of such air rights or “superjacent parcel” reserved by Garage Associates of Portland in Article V (J) of the Declaration of Condominium together with Development Rights relating to such air rights reserved by Declarant under Article V (A) of the Declaration, and subject to the conditions, covenants, easements and restrictions relating thereto.